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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

12012217

FACING PAGE

SEC FILE NUMBER
8- 68725

SEC
Processing
Section
FEB 28 2012
Washington DC
123

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHERMAN & COMPANY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6302 FAIRVIEW ROAD, SUITE 320

(No. and Street)

CHARLOTTE	NC	28210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.

(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381	ATHENS, GA	30606
(Address)	(City) (State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SHERMAN & COMPANY LLC
of _____ December 31 _____ , 20 11 ___ , are true and correct. I further swear (or affirm) that _____ , as
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHERMAN & COMPANY LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2011
AND INDEPENDENT AUDITORS' REPORT

Wade J. Bowden & Company, P.C.

SHERMAN & COMPANY LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Member
Sherman & Company LLC

We have audited the statement of financial condition of Sherman & Company LLC (the "Company") as of December 31, 2011 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sherman & Company LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 21, 2012

SHERMAN & COMPANY LLC

(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CURRENT ASSETS:		
Cash	$	103,337
Prepaid expense		2,638
TOTAL ASSETS		**105,975**

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	5,614
Due to Parent		11,947
TOTAL LIABILITIES	$	**17,561**
MEMBER'S EQUITY		**88,414**
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**105,975**

SHERMAN & COMPANY LLC

(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE:

Advisory fees	$	69,500

OPERATING EXPENSES:

Legal and professional fees	15,125
Computer and technology services	5,999
Salaries and wages	3,800
Rent	3,088
Advertising	2,500
Regulatory fees	1,989
Office	1,421
Insurance	482
Communications and technology services	325
Licenses	200
Bank service charges	93
Total expenses	35,022

NET INCOME	$	34,478

See Independent Auditors' Report and
Notes to Financial Statements.

SHERMAN & COMPANY LLC

(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

MEMBER'S EQUITY, JANUARY 1	$	53,936
Net income		34,478
MEMBER'S EQUITY, DECEMBER 31	$	88,414

SHERMAN & COMPANY LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES:

Net income	$	34,478
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in:		
Prepaid expense		(2,638)
Accounts payable and accrued expenses		5,614
Due to Parent		11,947
Net cash provided by operating activities		49,401
CASH AT BEGINNING OF YEAR		53,936
CASH AT END OF YEAR	$	103,337

See Independent Auditors' Report and
Notes to Financial Statements.

5

SHERMAN & COMPANY LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business
Sherman & Company LLC (the "Company") is a broker-dealer registered with the
Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory
Authority ("FINRA") effective June 14, 2011. The Company is a limited liability company
organized under the laws of the State of North Carolina and a wholly owned
subsidiary of Sherman & Company Holdings LLC. (the "Parent" and sole member).

The Company provides investment banking services including merger and acquisition
advisory, capital raising, strategic advisory, fairness opinions/valuations and regulatory
advisory.

Since the Company is a limited liability company, the member is not liable for the
debts, obligations, or liabilities of the Company, whether arising in contract, tort or
otherwise, unless the member has signed a specific guarantee.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer,
which comprises several classes of services.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted
accounting principles requires management to make estimates and assumptions that
affect the reported amounts of assets and liabilities and disclosure of contingent
assets and liabilities at the date of the financial statements and the reported amounts
of revenues and expenses during the reporting period. Actual results could differ
from those estimates.

Revenue Recognition
Advisory fees are determined on a case by case basis according to the terms
negotiated by management and are generally recognized at the time the services
are completed and the income is reasonably determinable. Non-refundable retainers
are generally recognized when received and are applied against transaction fees
upon closing, if applicable.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and as
such, is not subject to income tax. Accordingly, no provision for income taxes is
provided in the financial statements.

Advertising Costs
Advertising costs, if any, are charged to expenses as incurred. The Company incurred
$2,500 in advertising costs for the year ended December 31, 2011, such amount is
reflected as advertising on the accompanying Statement of Operations.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

   Concentration of Credit Risk
   The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **CONCENTRATIONS**

   For the year ended December 31, 2011, 100% of revenue ($69,500) was earned from a single customer. Such amount is included in advisory fees on the accompanying Statement of Operations.

3. **RELATED PARTY TRANSACTIONS**

   The Company reimburses the Parent for certain expenses, such expenses were classified accordingly on the accompanying Statement of Operations. The Company did not make any payments to the Parent for such expenses for the year ended December 31, 2011. At December 31, 2011 the Company had $11,947 due to the Parent such amount is reflected on the accompanying Statement of Financial Condition.

4. **COMMITMENTS AND CONTINGENCIES**

   The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2011.

5. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $85,776, which was $80,776 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 20.47%.

6. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

   The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

7. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

   The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SHERMAN & COMPANY LLC

(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 88,414
DEDUCTIONS AND/OR CHARGES: Prepaid expense	(2,638)
NET CAPITAL	$ 85,776
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	5,614
Due to Parent	11,947
Total aggregate indebtedness	$ 17,561
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - Minimum net capital required	$ 5,000
Excess net capital	$ 80,776
Excess net capital at 1,000 percent	$ 79,776
Percentage of aggregate indebtedness to net capital	20.47%

The only audit adjustment was to prepaid expense and regulatory fees expense. However, the adjustment provides for no difference in the net capital reported above and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2011.

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member
Sherman & Company LLC

In planning and performing our audit of the financial statements and supplementary schedule of Sherman & Company LLC (the "Company"), as of and for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J Bowden & Company

Atlanta, Georgia
February 21, 2012